Exhibit 99.6
Europcar Transforms Global Customer Experience with NICE CXone

Europcar standardizes operations and empowers agents to deliver exceptional CX on a unified AI driven cloud platform

Hoboken, N.J., December 12, 2023 – NICE (Nasdaq: NICE) announced today that Europcar Mobility Group, a leading global provider of mobility solutions and car rental services, has successfully deployed NICE CXone, consolidating its contact center infrastructure and providing agents with a single source of truth for all customer information. With customer service operations spread across Europe, North America, the Middle East, Africa, and Asia-Pacific, the company can now manage this from one centralized location, enabling consistency, improving the agent and customer experience, and providing the flexibility to adapt to future business needs.

Europcar’s customer service was previously siloed by region, with each local operation deploying its own selection of contact center solutions with differing analysis capabilities. After a speedy deployment across three brands and the eight largest corporate countries, Europcar has gained complete visibility into every customer and agent experience across the world. This business transparency allows the company to standardize operations globally and accurately measure the quality of service being delivered by all agents. With improved data insights, the company can empower employees by providing targeted training, discovering opportunities for praise, and presenting the necessary resources to succeed. Europcar has realized a ten percent reduction in interservice transfers in its UK subsidiaries with IVR optimization. New omnichannel capabilities allow the company to support customers wherever their journey begins, promoting self-service options and increasing first-contact resolution.

“One of Europcar’s main objectives is the transformation of the corporate culture to standardize the customer experience on a global level,” said Christophe Carrère, Group Customer Engagement Director, Europcar Mobility Group. “As a complete and seamlessly integrated customer experience platform, NICE CXone allows us to respond to these challenges quickly and helps us standardize how we work and gain a complete view of our countries.”

Darren Rushworth, President, of NICE International, said, “NICE is helping companies like Europcar consolidate their contact center operations to improve customer and agent experience globally while driving business efficiency. By adopting NICE’s award-winning, scalable CXone platform, Europcar has standardized contact centers’ customer experience by offering state-of-the-art AI capabilities to a fully outsourced operational landscape. It has also empowered agents by harnessing data and turning it into powerful insights. We look forward to supporting their future success.”

About Europcar
Europcar Mobility Group is a leading global provider of mobility solutions and car rental services. Europcar Mobility Group operates in several countries across Europe, North America, the Middle East, Africa, and the Asia-Pacific region to offer attractive alternatives to vehicle ownership in a responsible and sustainable way. www.europcar-mobility-group.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.